UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 2 to Form 8-A)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Community Bancorp.
(Exact name of registrant as specified in its charter)

Vermont	03-0284070
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4811 US Route 5, Derby, VT	05829
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered:	each class is to be registered:
None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   c

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  c

Securities Act registration statement file number to which this form relates: _______________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $2.50 par value*
 (Title of class)

*Previously registered under Section 12(g) on Form 8-A dated December 10, 1987, as amended by Amendment No. 1 dated April 29, 1994.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

This amended Registration Statement on Form 8-A/A relates to the common stock of Community Bancorp. (the “Company,” “we,” “our,” “us”), a Vermont corporation with principal offices in Derby, Vermont, which was initially registered under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) in 1987, and updates the description of such common stock.

The following briefly summarizes certain provisions of our Amended and Restated Articles of Association (“Articles”) and By-laws and of the Vermont Business Corporation Act (the “VBCA”) that holders of our common stock may deem important. The description below is qualified in its entirety by reference to the terms and provisions of our Articles and By-laws, which have been filed previously with the Commission as exhibits to our periodic reports filed pursuant to Section 13(a) of the Exchange Act, and which are incorporated in this Form 8-A/A filing by reference under Item 2 below.

Authorized Common Stock; General Information
Under our Articles, we are authorized to issue up to 10,000,000 shares of common stock having a par value of $2.50 per share. As of June 30, 2009, 4,506,652 shares of our common stock were outstanding and 210,101 shares were held in treasury (shares previously issued and later acquired by the Company).  As of that date, our shares were held by approximately 958 shareholders of record. Our common stock is not listed on any exchange, but is traded in the over-the-counter market on the OTC Bulletin Board under the trading symbol “CMTV.”  Trading in our stock is not active.

All outstanding shares of our common stock are fully paid and nonassessable.  Holders of our common stock do not have any cumulative voting, conversion, redemption or preemptive rights.

Authorized Preferred Stock; Effect of Preferred Stock
Our Articles also authorize us to issue up to 1,000,000 shares of preferred stock, without par value.  The preferred stock is not registered under the Exchange Act.  In some cases the rights of preferred shareholders could affect the rights of common shareholders.  The Board of Directors has the authority to divide the preferred shares into one or more series and to fix and determine the relative rights and preferences of any such series, including any voting powers, dividend rights, conversion rights, preemptive rights, liquidation preferences and redemption provisions.  Pursuant to that authority, as of the date of this filing on Form 8-A/A, the Company has issued 25 shares of Series A Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock having a liquidation preference of $100,000 per share (the “Series A Shares”).

In some circumstances the rights of the holders of our Series A Shares may affect the holders of our common stock.  For example, we would not be permitted to pay dividends on our common stock at any time there were an arrearage on dividend payments to the holders of the Series A Shares.  Similarly, upon any voluntary or involuntary dissolution, liquidation or winding up of the Company, the holders of our Series A Shares would be entitled to receive their liquidation preference ($100,000 per share, $2.5 million in the aggregate) out of any assets available for distribution to the shareholders, before any assets may be distributed to the holders of our common stock.  In addition, certain corporate actions would require the affirmative vote of the holders of the Series A Shares, even if the matter were approved by the Board of Directors or the holders of the common stock.  In particular, the unanimous consent of the holders of our Series A Shares is required to approve any of the following: (1) the issuance of additional Series A Shares; (2) the creation of any class or series of preferred shares having parity with, or preference over, the Series A Shares in payment of dividends or liquidation preference; or (3) amendment of the Company’s Articles of Association in any manner that would materially and adversely affect the rights or preferences of the Series A Shares.  Except for these matters, the holders of the Series A Shares do not have voting rights.

Because our Board of Directors has the authority to create additional series of preferred shares out of the remaining 975,000 authorized and unissued shares of preferred stock, similar or greater preferences over the common shares could be created in the future, without vote or consent of the common shareholders.

Dividends
Holders of our common stock are entitled to participate equally in dividends when the Board of Directors declares dividends on shares of common stock out of funds legally available for shareholder distribution, and are entitled to participate equally in any stock dividends. The availability of funds for the Company to pay dividends depends largely on the availability of funds for the Bank to pay dividends to the Company. In some circumstances, applicable banking laws could limit those available funds.  In addition, payment of dividends by the Company might require approval of the Federal Reserve in some circumstances, such as where dividends exceed net income.

As described above, the Series A Shares have a dividend preference over the common shares. (See “Authorized Preferred Stock; Effect of Preferred Stock”)

Voting Rights
Holders of our common stock are entitled to one vote for each share held of record on all matters voted on by the common shareholders, including the election of directors. A quorum for the conduct of business is a majority of the shares of common stock entitled to vote on the matter represented in person or by proxy at the meeting.

Generally, a matter submitted to vote of our shareholders is approved if more votes are cast in favor of the matter than against it, at a meeting at which a quorum is present.  In some cases, such as mergers and certain amendments to the Company’s Articles, the VBCA may impose a higher vote requirement.

Under the VBCA, election of directors is by a plurality of the votes cast, unless the articles of incorporation provide for a higher vote.  Our Articles and By-laws do so, as they require that director nominees receive at least a majority of the votes cast.

As described above, in some circumstances the unanimous affirmative vote of the holders of the Series A Shares would be required to approve certain matters, even if approved by the Board of Directors or the common shareholders. (See “Authorized Preferred Stock; Effect of Preferred Stock” above.)

Limitation of Director Liability
As permitted by the VBCA, Article Ten of the Company's Articles provides that a director will not have any personal liability to the Company or its shareholders for money damages for any act or omission based on a failure to discharge his or her statutory duties as a director, except for liability relating to (i) any improper financial gain to which the director was not entitled; (ii) an intentional reckless infliction of harm on the Company or its shareholders; (iii) authorization of unlawful distributions; or (iv) an intentional or reckless criminal act. Any future amendment or repeal of the liability limiting provision would apply prospectively only and not to any act or omission occurring before the effective date of such amendment or repeal.

Liquidation Rights
In the event of our liquidation, dissolution or winding-up, holders of our common stock would have the right to a ratable portion of assets remaining after satisfaction in full of the prior claims of any preferred shareholders (including the holders of the Series A Shares) and creditors.

As described above, the Series A Shares have a liquidation preference over the common shares. (See “Authorized Preferred Stock; Effect of Preferred Stock.”)

Advance Notice By-Law
Section 2.13 of our By-laws requires that shareholders provide advance notice to the Company if they intend to submit director nominations or other matters for vote at a meeting of shareholders.  Specified information about the nominee or proposal must generally be furnished to the Company no earlier than 180 days nor later than 120 days prior to the date of the annual meeting.  Special rules apply for the deadline if the annual meeting is to be held on a date other than the third Tuesday in May, and for special meetings of shareholders.  These notice requirements apply whether or not a shareholder seeks to include his or her proposal in the Company’s proxy materials for the meeting under applicable rules of the Securities and Exchange Commission.

Certain Provisions That May Have an Anti-Takeover Effect
Our Articles and By-laws contain certain provisions that may have an anti-takeover effect.

Board of Directors Classification. We have a staggered, or classified, Board of Directors. Our Board of Directors is divided into three classes with the members of each class serving a three-year term. The members of only one class of directors are elected each year by the common shareholders at our annual meeting of shareholders. It would therefore take at least two years to elect (or replace) a majority of our directors.

High Vote for Certain Amendments to our Articles and By-laws. In order to amend our Articles, Vermont law requires that our Board of Directors adopt a resolution setting forth the amendment, declare the advisability of the amendment and call a shareholders' meeting to adopt the amendment. Generally, approval of amendments to our Articles require that affirmative votes of the common shareholders outnumber the negative votes, or in some cases require the affirmative vote of a majority of our outstanding common stock, and approval of amendments to our By-laws may be by vote of the directors or the common shareholders. As described below, however, certain amendments to our Articles and By-laws may require a supermajority shareholder vote.

The vote of the holders of at least 75% of outstanding shares of our capital stock entitled to vote in an election of directors (that is, the common stock) is required to adopt any amendment to our Articles and By-laws that relates to the provisions of our Articles and By-laws that govern the size and classification of our Board of Directors, the vote required to elect our directors and the term of service and procedure for removal of our directors.

Consideration of "Other Constituencies." Under the VBCA, a director must generally discharge his or her duties

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner he or she reasonably believes to be in the corporation's best interests.

In determining what is in a corporation's best interests, the VBCA permits directors of corporations, such as Community Bancorp., that have a class of voting stock registered under the Exchange Act, to consider other interests beyond those of the corporation's shareholders. In particular, directors may consider the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state, region and nation; community and societal considerations, including those of any community in which any offices or facilities of the corporation are located; and any other factors the director in his or her discretion reasonably considers appropriate in determining what he or she reasonably believes to be in the best interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Effect of These Provisions. The provisions described above may discourage attempts by others to acquire control of the Company without negotiation with our Board of Directors. This enhances our Board’s ability to attempt to promote the interests of all of our shareholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our shareholders.

None of these provisions was adopted in response to any specific effort by a third party to accumulate our stock or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.

Repurchase of Shares
Under the VBCA, we may repurchase shares of our capital stock, except if it would constitute an unlawful distribution to the selling shareholder. In general, distributions are permissible under the VBCA unless, after the distribution, we would be unable to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount required to satisfy any preferential rights of shareholders upon dissolution or liquidation (such as the liquidation rights of the holders of the Series A Shares).

Because we are a bank holding company, repurchases of our shares in excess of certain volume limitations would be subject to prior approval by the Federal Reserve under the federal Bank Holding Company Act.

Transfer Agent and Registrar
The transfer agent for shares of our common stock is Registrar and Transfer Company.  They may be contacted at:

Registrar and Transfer Company
Attn:  Investor Relations Department
10 Commerce Drive
Cranford, NJ  07016
(800) 368-5948
info@rtco.com
www.rtco.com

Our Board of Directors has the right to name a new transfer agent at any time.

Item 2. Exhibits

The following exhibits, previously filed with the Securities and Exchange Commission, are incorporated by reference into this amended registration statement:
Exhibit 3.1* - Amended and Restated Articles of Association, filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on August 13, 2008.
Exhibit 3.2* - Amended and Restated By-laws of Community Bancorp. as amended through October 7, 2008, filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2008.
________________________

*Replaces previously filed exhibit

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Community Bancorp.      (Registrant)

Date:   July 15, 2009

By:   /s/Stephen P. Marsh
Stephen P. Marsh, President & CEO

EXHIBIT INDEX

Exhibit 3.1* - Amended and Restated Articles of Association, filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on August 13, 2008 and incorporated herein by reference.
Exhibit 3.2* - Amended and Restated By-laws of Community Bancorp. as amended through October 7, 2008, filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2008 and incorporated herein by reference.
________________________
*Replaces previously filed exhibit